Filed Pursuant to Rule 433 Registration No. 333-189050 Registration No. 333-189050-01 April 4, 2016

The information in this pricing supplement supplements the preliminary prospectus supplement, dated April 4, 2016 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$575,000,000 2.850% Senior Notes due 2021 $575,000,000 3.950% Senior Notes due 2027 $100,000,000 4.900% Senior Notes due 2046

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Rating Services

Trade Date:	April 4, 2016

Expected Settlement Date:	April 13, 2016 (T+7)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:

$575,000,000 for the 2021 Notes

$575,000,000 for the 2027 Notes

$100,000,000 for the 2046 Notes. The 2046 Notes offered hereby will be part of the same series of notes as the $875.0 million aggregate principal amount of 4.900% Senior Notes due 2046 issued and sold by the Issuer on May 7, 2015.

Maturity Date:	April 15, 2021 for the 2021 Notes February 15, 2027 for the 2027 Notes May 15, 2046 for the 2046 Notes

Coupon:	2.850% for the 2021 Notes 3.950% for the 2027 Notes 4.900% for the 2046 Notes

Interest Payment Dates:

April 15 and October 15, commencing October 15, 2016 for the 2021 Notes

February 15 and August 15, commencing August 15, 2016 for the 2027 Notes

May 15 and November 15, with the next payment being due on May 15, 2016 for the 2046 Notes

Price to Public:	99.898% for the 2021 Notes 99.760% for the 2027 Notes 95.516%, plus accrued interest since November 15, 2015, for the 2046 Notes

Net Proceeds (before expenses and excluding accrued interest on the 2046 Notes):	$1,235,487,000

Benchmark Treasury:	1.250% due March 31, 2021 for the 2021 Notes 1.625% due February 15, 2026 for the 2027 Notes 3.000% due November 15, 2045 for the 2046 Notes

Benchmark Treasury Yield:	1.222% for the 2021 Notes 1.778% for the 2027 Notes 2.596% for the 2046 Notes

Spread to Benchmark Treasury:	+165 bps for the 2021 Notes +220 bps for the 2027 Notes +260 bps for the 2046 Notes

Yield to Maturity:	2.872% for the 2021 Notes 3.978% for the 2027 Notes 5.196% for the 2046 Notes

Make-Whole Call:	T+25 bps on the 2021 Notes T+35 bps on the 2027 Notes T+35 bps on the 2046 Notes

Optional Redemption:

2021 Notes:

At any time prior to March 15, 2021 (the “2021 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2021 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2021 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2021 Notes had matured on the 2021 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 25 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2021 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2021 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2027 Notes:

At any time prior to November 15, 2026 (the “2027 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2027 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2027 Notes had matured on the 2027 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 35 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2027 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2046 Notes:

At any time prior to November 15, 2045 (the “2046 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2046 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2046 Notes to be redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 35 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2046 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2046 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V BK8 / US29379VBK89 on the 2021 Notes 29379V BL6 / US29379VBL62 on the 2027 Notes 29379V BJ1 / US29379VBJ17 on the 2046 Notes

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc. DNB Markets, Inc. Scotia Capital (USA) Inc.

Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Modifications to the Preliminary Prospectus Supplement

Use of Proceeds

The penultimate paragraph on page S-13 is hereby amended and restated as follows:

“As of March 31, 2016, we had $2.07 billion in principal amount of short-term notes outstanding under our commercial paper program, which had a weighted-average maturity of 30 days, and the weighted-average interest rate on such commercial paper debt was approximately 0.97% per annum.”

Capitalization

Footnote (1) on page S-15 is hereby amended and restated as follows:

“(1) As of March 31, 2016, we had $2.07 billion in principal amount of short-term notes outstanding under our commercial paper program, which had a weighted-average maturity of 30 days.”

Description of the Notes

The Issuer is offering two new series of senior notes: the 2021 Notes and the 2027 Notes offered hereby. The 2046 Notes offered hereby represent a reopening of an outstanding series of the Issuer’s 4.900% Senior Notes due 2046. The Issuer issued $875,000,000 in aggregate principal amount of this series on May 7, 2015. The 2046 Notes offered hereby will form a single series with the original notes of that series, will trade under the same CUSIP number, and will have the same terms as to status, redemption or otherwise as the original notes of that series.

The 2046 Notes will be issued under the Base Indenture as supplemented by the Twenty-Seventh Supplemental Indenture dated as of May 7, 2015. With respect to the 2046 Notes, all references in the Preliminary Prospectus Supplement to the “Supplemental Indenture” are modified to refer instead to the Twenty-Seventh Supplemental Indenture.

Interest on the 2046 Notes offered hereby will accrue from November 15, 2015, and the next interest payment will be due on May 15, 2016.

The current definitions of “Comparable Treasury Issue,” “Independent Investment Banker” and “Reference Treasury Dealer” at page S-20 are each hereby modified by adding the words “For purposes of determining the optional redemption prices for the 2021 notes and the 2027 notes,” to the beginning of each such definition, and the following definitions are added immediately after the foregoing definitions, respectively:

For purposes of determining the optional redemption price of the 2046 notes, “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed; provided, however, that if no maturity is within three months before or after the maturity date for such notes, yields for the two published maturities most closely corresponding to such United States Treasury security will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month.

For purposes of determining the optional redemption price of the 2046 notes, “Independent Investment Banker” means any of Wells Fargo Securities, LLC, Barclays Capital Inc., Mitsubishi UFJ Securities (USA), Inc. and RBC Capital Markets, LLC and their respective successors or, if no such firm is willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to the Issuer.

For purposes of determining the optional redemption price of the 2046 notes, “Reference Treasury Dealer” means a Primary Treasury Dealer selected by each of Wells Fargo Securities, LLC and Mitsubishi UFJ Securities (USA), Inc. or their respective successors, and each of Barclays Capital Inc. and RBC Capital Markets, LLC so long as it is a Primary Treasury Dealer at the relevant time and, if it is not then a Primary Treasury Dealer, then a Primary Treasury Dealer selected by it, and in each case their respective successors; provided, however, that if any of the foregoing shall not be a Primary Treasury Dealer at such time and shall fail to select a Primary Treasury Dealer, then the Issuer will substitute therefor another Primary Treasury Dealer.

Certain U.S. Federal Income Tax Consequences

The second sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences” on page S-23 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“This discussion applies only to holders who purchase the notes in this offering and who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (generally, property held for investment).”

The third sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences” on page S-23 of the Preliminary Prospectus Supplement is hereby deleted in its entirety.

The following paragraph at the end of the section under the heading “Certain U.S. Federal Income Tax Consequences” on page S-23 of the Preliminary Prospectus Supplement:

“The 2046 notes offered hereby are an additional issue of our outstanding 4.90% Senior Secured Notes due 2046, issued in an aggregate principal amount of $875,000,000. For U.S. federal income tax purposes, the additional 2046 notes will be treated as issued in a qualified reopening of the existing 2046 notes. Accordingly, the additional 2046 notes will be deemed to be part of the same issue as the existing 2046 notes and will have the same issue date and the same issue price as the existing 2046 notes for U.S. federal income tax purposes.”

The first sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Taxation of Interest” on page S-24 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Interest on your notes (other than pre-issuance accrued interest in the case of the 2046 notes, as described below) will be taxed as ordinary interest income.”

The following subheading and accompanying paragraph are added after the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Taxation of Interest” on page S-24 of the Preliminary Prospectus Supplement:

“Pre-Issuance Accrued Interest

A portion of the purchase price of the 2046 notes is attributable to interest accrued prior to the date the additional notes are issued, which we refer to as the “pre-issuance accrued interest.” Nevertheless, you may treat the 2046 notes for U.S. federal income tax purposes as having been purchased for an amount that does not include any pre-issuance accrued interest. If so, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be deemed to be a non-taxable return of such interest and accordingly the pre-issuance accrued interest will not be taxable as interest on the 2046 notes. However, in this event, your adjusted tax basis in the note will exclude the amount of pre-issuance accrued interest.”

The first bullet point of the first sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Sale or Other Disposition of Notes” on page S-24 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“• the amount realized on the sale or other disposition, less any amount attributable to accrued interest (other than pre-issuance accrued interest in the case of the 2046 notes), which will be taxable as ordinary interest income to the extent you have not previously included the accrued interest in income; and”

The first sentence of the second paragraph under the heading “Certain U.S. Federal Income Tax Consequences – U.S. Holders – Sale or Other Disposition of Notes” on page S-24 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“Your adjusted basis in your notes generally will equal the amount you paid for the 2046 notes (excluding the amount paid with respect to pre-issuance accrued interest in the case of the 2046 notes).”

The second sentence of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences – Non-U.S. Holders – Effectively Connected Income or Gain” on page S-26 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following:

“If any interest on the notes (excluding pre-issuance accrued interest in the case of the 2046 notes) or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you (and, if required by an income tax treaty, is treated as attributable to a permanent establishment or fixed base in the United States), then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied.”

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1 (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1 (800) 294-1322 or Citigroup Global Markets Inc. at 1 (800) 831-9146.

We expect delivery of the notes will be made against payment therefor on or about April 13, 2016, which is the seventh business day following the date of pricing of the notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.